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Filed pursuant to Rule 424(b)(3) Registration No. 333-110146

MIDWAY GAMES INC.

        9,317,886 Shares of
Common Stock, par value $.01

        The selling stockholders offering shares of our common stock by means of this prospectus, and the maximum number of shares that they may offer, are identified on pages 14 and 15 of this prospectus. The selling stockholders acquired the shares of common stock being offered by purchasing them from us in a private placement in October 2003. The selling stockholders may sell these shares at any time, but they are not required to sell any shares.

        Our common stock is listed on the New York Stock Exchange under the symbol "MWY." On November 20, 2003, the last reported sale price of our common stock on the NYSE was $3.26 per share. The selling stockholders may offer shares through public or private transactions, at prevailing market prices, at privately negotiated prices or by any other lawful method. More detailed information about the distribution of the shares is found in the section of this prospectus entitled "Plan of Distribution."

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2003.

Prospectus Summary

        You should carefully read this prospectus for details about this offering, including the information under the heading "Risk Factors." You should also carefully read the documents that are incorporated by reference in this prospectus identified under the heading "Documents Incorporated by Reference" at the end of this prospectus.

About Midway

        We develop and publish interactive entertainment software. Midway and our predecessors have been in the business of creating videogames for more than 20 years and have published over 400 titles in that time. We currently develop and publish games for play on all the major new generation home videogame consoles and handheld game platforms including Sony's PlayStation 2 computer entertainment system, Microsoft's Xbox and Nintendo's GameCube and Game Boy Advance. Our titles include many of the most popular game genres such as action, adventure, driving, extreme sports, fighting, role-playing, sports and strategy.

        Over the years, we have released many successful videogames, including Mortal Kombat, a line of games that has sold over 20 million copies, MLB Slugfest, SpyHunter, NHL Hitz, Ready 2 Rumble Boxing, Hydro Thunder, San Francisco Rush Extreme Racing, NFL Blitz, Area 51, Cruis'n USA, NBA Jam, Rampage, Gauntlet, Joust, Defender, Centipede, Asteroids and Pong.

        Midway is our registered trademark. Our product names mentioned in this prospectus are also our trademarks, except where we license them. Other product names mentioned in this prospectus are the trademarks of their respective owners.

        Midway is a Delaware corporation formed in July 1988. Our principal executive office is located at 2704 West Roscoe Street, Chicago, IL 60618, telephone no. (773) 961-2222.

The Offering

        The selling stockholders named in this prospectus are offering up to 9,317,886 shares of our common stock. See "Selling Stockholders" below. The selling stockholders may sell all or a portion of their shares of common stock offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. The shares may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices or by any other lawful method. See "Plan of Distribution" below.

        We will not receive any proceeds from the sale by any selling stockholder of the shares of common stock offered by this prospectus.

Risk Factors

        The most significant factors that make an investment in our common stock risky or speculative are discussed below. These factors may cause our operating results to vary from anticipated results or may materially and adversely affect our operating results or the value of our common stock.

We have experienced recent operating and net losses, and we may incur future losses.

        We have not reported a net or operating profit since the second quarter of the fiscal year ended June 30, 2000 ("fiscal 2000"). Since that time, we have reported the following operating losses:

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  $23.4 million for the third quarter ended September 30, 2003;

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  $56.0 million for the second quarter ended June 30, 2003;

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  $8.6 million for the first quarter ended March 31, 2003;

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  $52.3 million for the fiscal year ended December 31, 2002 ("fiscal 2002");

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  $6.9 million for the six-month transition period from July 1, 2001 through December 31, 2001;

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  $78.4 million for the fiscal year ended June 30, 2001 ("fiscal 2001"); and

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  $20.9 million for fiscal 2000.

        We believe that our losses have been primarily attributable to:

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  a weakness in the home videogame industry during the transition to the new generation of home videogame platforms;

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  our transition strategy to discontinue games under development for older platforms and concentrate instead on the development of games for these new platforms;

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  a decline in the market for coin-operated videogames in fiscal 2000 and 2001;

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  a tendency for retailers and consumers to only order and purchase top-tier videogames during late 2002 and during the current fiscal year ending December 31, 2003 ("fiscal 2003"); and

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  slower than expected sales of some of our games in fiscal 2002 and fiscal 2003.

        We cannot assure you that we will become profitable again.

If our new products fail to gain market acceptance, we may not have sufficient revenues to pay our expenses and to develop a continuous stream of new games.

        Our success depends on generating revenue from new products. Videogame products typically have market life spans of only three to 12 months. Our new products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs. The cost of developing new games for the new generation of platforms is generally between $2 million and $7 million. The cost of converting an existing game from one platform to another is at least $300,000. If our new products fail to gain market acceptance, we may not have sufficient revenues to pay our expenses and to develop a continuous stream of new games.

We may experience delays in introducing new products, which may adversely affect our revenues.

        From time to time, we have experienced delays in product introductions. The timing of a creative process is difficult to predict. Unanticipated delays could cause us to miss an important selling season. A delay in introducing products could also affect our development schedule for other products. In either case, we may not achieve anticipated revenues.

Our market is subject to rapid technological change, which may render our products obsolete or affect the timing of purchases of our products by consumers, which in turn may adversely affect our revenues.

        Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt our products to emerging technologies, including new hardware platforms, operating systems, online game play and media formats. When we choose to incorporate a new technology into our products or to publish or develop a product for a new platform, we may make a substantial development investment one to two years in advance of initial shipment of these products. We may not be able to identify accurately which emerging technologies will gain widespread acceptance. If we invest in the development of a videogame incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from that product will be adversely affected. If, on the other hand, we do not choose to pursue the development of products incorporating new technology or for new platforms that achieve significant commercial success, our revenues may also be adversely affected.

        In addition, consumers may defer purchasing home game software for use on existing platforms following the announcement of an introduction date for hardware platforms incorporating new technologies. Once new platform introduction dates have been announced, retail videogame prices may decrease as the market makes the transition to the new generation of hardware and software, resulting in lower revenues for us during that transition period. Accordingly, these announcements could adversely affect sales of our existing videogames.

Our operating results may fluctuate from quarter to quarter, making our results difficult to predict.

        We have experienced and expect to continue to experience significant quarterly fluctuations in net sales and other operating results due to a variety of factors, including:

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  variations in the level of market acceptance of our products;

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  delays and timing of product introductions;

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  fluctuations in our mix of products with varying profit margins;

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  introduction and market penetration of game platforms;

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  development and promotional expenses relating to the introduction of our products;

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  peak demand during the year-end retail holiday selling season;

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  changes in our pricing policies and those of our competitors;

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  the accuracy of the forecasts of consumer demand made by retailers and by us; and

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  the timing of orders from major customers, order cancellations and delays in shipment.

        Our purchasing and marketing levels are based, in part, on our expectations regarding future sales. As a result, operating results in any particular quarter may be adversely affected by a decrease in sales or a failure to meet our sales expectations in that quarter.

If we fail to comply with the covenants contained in our letter of credit facility, we may be forced to pay cash in advance for the manufacture of some of our games, and our cash flows may be adversely affected.

        On June 30, 2003, we were not in compliance with the financial covenant requiring a minimum level of stockholders' equity and net worth under our credit facilities, which consisted of a line of credit facility, and a letter of credit facility. This non-compliance resulted in negotiations with our banks, leading to the termination of our line of credit facility, and a reduced continued availability under the letter of credit facility through December 15, 2003. The banks agreed to forebear from exercising any rights they might have as a result of the non-compliance until February 15, 2004. Our outstanding letters of credit under our letter of credit facility were required by our banks, since March 2003, to be cash collateralized and our banks agreed to continue the letter of credit facility with all letters of credit required to be fully cash collateralized. If we do not comply with the other covenants contained in the line of credit facility, or fail to maintain a minimum level of non-restricted and unencumbered cash and cash equivalents of $5,000,000, and a minimum level of shareholders' equity and net worth of $65,000,000, or fail to obtain a new financing commitment of at least $15,000,000 by December 15, 2003, the banks may cancel the letter of credit facility and realize upon the collateral. This would force us to pay in advance for the manufacture of some of our games, may adversely affect our ability to obtain credit from other vendors and may adversely affect our cash flows.

If we need to seek additional capital due to continuing operating losses, we may incur additional expenses in the form of periodic interest or other debt service payments, or our current stockholders may suffer dilution in their percentage ownership of common stock.

        If we continue to generate operating losses, our working capital and cash resources may not be adequate. This may cause us to seek additional capital, including through the issuance of debt or equity, or through other financing. If we borrow funds, we likely will be obligated to make additional periodic dividend, interest or other debt service payments. If we seek financing through the sale of equity securities, our current stockholders may suffer dilution in their percentage ownership of common stock. Additionally, we are not certain as to our ability to raise additional capital in the future or under what terms capital would be available.

Our market is highly competitive, and we may not be able to continue to compete. If we are unable to compete, our revenues will be adversely affected.

        The interactive entertainment software business is highly competitive. Our ability to compete successfully in this market is based, in large part, upon our ability to:

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  select and develop popular titles;

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  identify and obtain rights to commercially marketable intellectual properties; and

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  adapt products for use with new technologies.

        Successful competition in our market is also based on:

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  price;

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  access to retail shelf space;

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  product quality;

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  product enhancements;

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  brand recognition;

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  marketing support; and

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  access to distribution channels.

        Our competitors vary in size from very small companies with limited resources to large corporations with greater financial, marketing and product and technology development resources than ours. We compete with the platform manufacturers, including Nintendo, Sony and Microsoft. We also compete with companies that we depend upon for foreign distribution or other services. These companies may have an incentive to promote their own products in preference to ours. In addition, due to their dominant positions in the industry, the manufacturers of platform hardware have a competitive advantage with respect to retail pricing, acquiring intellectual property licenses and securing shelf space.

        We believe that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment software market, which will result in greater competition for us. Many of our competitors are developing on-line interactive games and interactive networks. We may not be able to compete successfully against current or future competitors.

If product returns and price adjustments exceed our reserves we will incur additional charges which may have an adverse affect on our results of operations.

        We sometimes accept product returns and sometimes provide replacements, markdowns or other credits to customers that hold slow-moving inventory of our home videogames. At the time of product shipment, we establish reserves, including reserves under our policies for price protection and returns. These reserves are established according to estimates of the potential for future returns of products based on historical return rates, expected sales, retailer inventories of our products and other factors. If product returns, markdowns and credits exceed our reserves, our operating results and financial condition could be adversely affected.

If game platform manufacturers refuse to license their platforms to us or do not approve, or delay in approving, our games, our revenues would be adversely affected.

        We sell our products for use on proprietary game platforms manufactured by other companies. We depend upon these companies for the following reasons:

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  we may only publish our games for play on their game platforms if we receive a platform license from them, which is renewable at their discretion;

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  platform manufacturers set the prices for their platform licenses, which may be economically prohibitive;

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  we must obtain their prior review and approval to publish games on their platforms;

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  if the popularity of a game platform declines, or the manufacturer stops manufacturing, or does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the games that we have published and that we are developing for that platform would likely produce lower sales than we anticipate;

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  these manufacturers control the manufacture of, or approval to manufacture, our game discs and cartridges; and

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  these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage others from producing unauthorized software for their platforms that compete with our games.

        Because these manufacturers compete against us in the videogame publishing markets, they could be motivated to give preference to their own products over ours in product approval and manufacturing, in promotion and in granting licenses to us for products that might compete with their products.

In fiscal 2002, 53.9% of our total revenues were attributable to our five largest customers. Our revenues could be adversely affected if any of them decrease or terminate their purchases from us.

        Sales to our five largest customers collectively accounted for approximately 53.9% of our total revenues for fiscal 2002. Our two largest customers were Wal-Mart and Toys "R" Us. During fiscal

2002, Wal-Mart accounted for 14.5% of our total revenues, and Toys "R" Us accounted for 11.6% of our total revenues.

        We have no agreements with any of our customers that guarantee future purchases. As a result, purchases by any of our customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by one or more of our largest customers may substantially reduce our revenues.

A business failure by any of our major customers could have an adverse effect on our revenues and our ability to collect receivables.

        We typically make sales on credit, with terms that vary depending upon the customer and other factors. Normally we do not hold any collateral to secure payment by our customers. Additionally, we do not factor any of our receivables.

        While we attempt to carefully monitor the creditworthiness of our customers, we bear the risk of their inability to pay us as well as any delay in payment. A business failure by any of our major customers could have a material adverse effect on our revenues and our ability to collect receivables.

Our products are manufactured by third parties who set the manufacturing prices for our products. Therefore, we depend on these manufacturers to fill our orders on a timely basis, and our margins and operating profit could be affected if the price changes.

        We depend on third parties, including the platform manufacturers, to manufacture our products. Manufacturing delays or interruptions could cause delays or interruptions in product delivery. If any significant delays occur, we may not achieve anticipated revenues. This is particularly true if any of our products miss an important selling season. Unanticipated price changes from these manufacturers also could adversely affect our margins and our operating profits.

We cannot control the personnel, scheduling and priority of use of resources by third parties who develop some of our game titles, and our revenues may be adversely affected by delays caused by these developers.

        Some of our games are developed by third parties. The number of titles developed for us by third parties varies from quarter to quarter. We have less control of a game being developed by a third party because we cannot control the developer's personnel, schedule or resources. This may lead to a game not being completed on time or not at all if the third party's business fails or it experiences delays. If this happens with a game under development, we would lose revenues from the game and could lose our investment in the game.

If we are not able to maintain or acquire licenses for intellectual property necessary to the success of some of our games, our revenues would be adversely affected.

        Some of our games are based on properties or trademarks owned by third parties, such as Major League Baseball, the National Basketball Association, National Hockey League and National Football League or various players' associations. Our future success may depend upon our ability to maintain existing licenses and to acquire additional licenses for popular intellectual properties. There is competition for these licenses, and we may not be successful in maintaining or acquiring intellectual property rights with significant commercial value.

        Our intellectual property licenses generally require that we submit new products developed under licenses to the licensor for approval prior to release. This approval is generally discretionary. Rejection or delay in approval of a product by a licensor could prevent us from selling the product. As a result, we might not recover our investment in the product. The owners of intellectual property licensed by us generally reserve the right to protect the intellectual property against infringement. If any of these owners fails to protect its own, or infringes someone else's, intellectual property, it could have a material adverse effect on us.

We may experience increased costs to continue to attract and maintain senior management and highly qualified software developers.

        Our success depends to a significant extent upon the performance of senior management and on our ability to continue to attract, motivate and retain highly qualified software developers. The loss of the services of a number of senior management personnel or highly qualified software developers could have a material adverse effect on us. Competition for highly skilled employees is intense in our industry, and we may not be successful in attracting and retaining these personnel. Specifically, we may experience increased costs in order to attract and retain skilled employees.

Sumner Redstone and Phyllis Redstone together control 34.3% of our common stock. If they were to dispose of a large number of their shares in a short period of time, the market price of our common stock would likely decline. If their shares were sold to a single purchaser, that purchaser might seek to influence our business strategies.

        Based on his report filed on November 24, 2003, Sumner Redstone owns directly and indirectly through his wife Paula Redstone and an affiliate, a total of 15,533,853 shares, or 27.8% of our currently outstanding common stock. Mr. Redstone's former wife, Phyllis Redstone, owns a total of 3,659,783 shares, or 6.5% of our currently outstanding common stock, based on her most recent public report filed on August 8, 2002. Mr. Redstone or Phyllis Redstone could sell some or all of these shares at any time on the open market or otherwise. The sale either by Mr. Redstone or Phyllis Redstone of a large number of shares would likely have an adverse effect on the market price of our common stock. Although Mr. Redstone and Phyllis Redstone have each stated that they have no plans to acquire control of Midway, they could change their positions or could sell their stock to a person who wishes to acquire control of Midway. Such a person may not agree with our business strategies and goals. These substantial interests in Midway could discourage a third party from making an acquisition of Midway favorable to our other stockholders.

Shares available for sale in the future could have an adverse effect on the market price of our common stock.

        We have 100,000,000 authorized shares of common stock, of which 55.9 million shares are issued and outstanding, 2.9 million are treasury shares, 16.2 million shares are reserved for issuance under our stock options and compensation plans, 3.4 million shares are reserved for issuance under outstanding warrants, 16.5 million shares are reserved for issuance upon conversion of preferred stock, and 0.3 million shares are reserved for payment of dividends on our preferred stock. We also have 5,000,000 authorized shares of preferred stock, of which 3,500 shares were issued and outstanding, and another 1,250 were reserved for issuance, as of November 24, 2003.

        Our Board of Directors has broad discretion with respect to the issuance of the remaining 4.8 million authorized but unissued common shares, the 2.9 million treasury shares and 4.9 million authorized but unissued preferred shares, including discretion to issue shares in compensatory and acquisition transactions. We plan to seek stockholder approval to increase our authorized shares to 200 million shares of common stock on or before December 15, 2003.

        On October 14, 2003, we issued 9.3 million shares in a private placement at a discount from the market price on that date. If we seek further financing through the sale of our securities, our then-current stockholders may suffer additional dilution in their percentage ownership of common stock. If we issue securities at a discount from the market price, our then-current stockholders would suffer immediate dilution. The future issuance, or even the potential issuance, of shares at a price below the then-current market price may depress the future market price of our common stock.

Conversion of our preferred stock, exercise of warrants and payment of dividends using stock will dilute our common stock, and the sale of the underlying shares may depress the market price of our common stock.

        On October 14, 2003, we issued 3,500 shares of our Series D Convertible Preferred Stock and 1,141,000 three year common stock purchase warrants to three institutional investors in exchange for the 3,500 shares of Series C Convertible Preferred Stock and 1,141,000 warrants that we had issued in May 2003 in a private placement to the same investors for a total purchase price of $35 million. The 3,500 shares of Series D preferred stock are convertible into common stock until March 15, 2006 at a conversion price of $3.65 per common share, for a total of 9,589,042 shares, subject to adjustment. The exercise price of the warrants is $3.75 per share.

        The same three investors also have the right to purchase an additional 1,250 shares of our Series D preferred stock, at any time until May 15, 2004, for a total purchase price of $12,500,000. If issued, the 1,250 additional shares of preferred stock will be convertible until March 15, 2006 subject to adjustment and limited redemption rights, into a total of 3,125,000 shares of common stock at a conversion price of $4.00 per share, subject to adjustment.

        In addition, we have the right to pay dividends on the Series D preferred stock using shares of common stock at a 2.5% discount from the weighted average market price over the five trading days prior to the dividend date.

        Because the conversion, exercise or issuance of these securities would result in more shares of our common stock outstanding, such conversion, exercise or issuance would dilute our earnings per share and the percentage ownership of our stockholders. We are required to redeem, on March 15, 2006, the shares of Series D preferred stock that have not been previously converted. We have the right, subject to some exceptions, to redeem the preferred stock in shares of our common stock. If we redeem the preferred stock in shares of common stock, this would result in more shares of common stock outstanding.

        The conversion or exercise of our preferred stock and warrants and the sale of the underlying stock would likely occur at a time when the conversion or exercise price is below the market price of our common stock. If the holders of the preferred stock and warrants were to sell a large number of their shares over a short period of time, those sales would likely have an adverse effect on the market price of our common stock. Even the potential sale of a large number of shares may depress the future market price of our common stock.

If we fail to fulfill covenants made to the holders of our preferred stock, we may be required to pay cash penalties or redeem the preferred stock for cash.

        If we breach our agreements with the holders of the preferred stock, or upon a change of control of Midway, the holders of the preferred stock may require us to repurchase the preferred stock at a premium. If we were required to repurchase the preferred stock at a premium, we might suffer serious adverse financial consequences. The premium is 25% above the stated value in the case of a change of control. The premium is 20% above the stated value upon the occurrence of default events including:

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  our failure to maintain an effective registration statement for the underlying common stock beyond permitted grace periods;

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  suspension from trading or failure of our common stock to be listed on the NYSE or the Nasdaq National Market for five consecutive trading days or for more than ten trading days in any 365-day period;

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  our statement of an intention not to comply with the conversion requirements of the preferred stock or our failure to deliver common stock upon conversion within the allowable time periods; and

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  our failure to obtain any required stockholder approval of the issuance of common stock in connection with the conversion and exercise of preferred stock and warrants.

        The premium is 10% above the stated value upon our breach of any other agreement with, or representation or warranty made to, the selling stockholders, except if the breach would not have a material adverse effect on our business.

The exercise of outstanding stock options may dilute our common stock and depress its market price.

        As of November 24, 2003, we had outstanding options to purchase an aggregate of 11.2 million shares of common stock. Our stock options are generally exercisable for a period of nine years, beginning one year after the date of grant. Stock options are exercised, and the underlying common stock is generally sold, at a time when the exercise price of the options is below the market price of the common stock. Therefore, the exercise of these options generally has a dilutive effect on our common stock outstanding at the time of sale. Such exercises may have an adverse effect on the market price of our common stock. Even the potential for the exercise of a large number of options with an exercise price significantly below the market price may depress the future market price of common stock.

Effects of anti-takeover provisions could inhibit the acquisition of Midway, and could adversely affect the market price of our common stock.

        Our Board of Directors or management could use several charter or statutory provisions and agreements as anti-takeover devices to discourage, delay or prevent a change in control of Midway. The use of these provisions and agreements could adversely affect the market price of our common stock:

        Blank Check Preferred Stock.    Our certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with designations, rights and preferences that may be determined from time to time by the Board of Directors. Accordingly, our Board has broad power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Other than the 3,500 shares of our Series D preferred stock owned by the preferred stockholders, and the additional 1,250 additional shares of our Series D preferred stock that the selling stockholders have the right to purchase, our Board has no current plans, agreements or commitments to issue any shares of preferred stock.

        Rights Plan.    Under a rights agreement with The Bank of New York, each share of our common stock has an accompanying right to purchase, if a person acquires beneficial ownership of 15% or more of our common stock without the prior approval of our Board, convertible preferred stock that permits each holder, other than the acquiror, to purchase a number of shares of common stock at half the market price. The effect of our rights plan is to discourage a hostile takeover by diluting the acquiror's percentage interest in our common stock. We can redeem the rights at $0.01 per right, subject to limited conditions, at any time. The rights expire on December 31, 2006.

        Other Charter Provisions.    Our certificate of incorporation and bylaws provide that:

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  directors may be removed by a vote of the stockholders, only for cause;

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  any vacancy on the Board may be filled only by a vote of a majority of the remaining directors then in office;

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  there may be no stockholder action by written consent;

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  only the President, the Chairman of the Board or the entire Board may call special meetings of stockholders, and the only business permitted to be conducted at stockholder meetings is business brought before the meeting by or at the direction of the Board;

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  stockholders must follow an advance notice procedure for the submission of director nominations and other business to be considered at an annual meeting of stockholders;

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  either a majority vote of the Board or an affirmative vote of at least 80% of outstanding common stock is needed in order to adopt, amend or repeal our bylaws; and

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  an affirmative vote of 80% of outstanding common stock is needed in order to amend or repeal the above provisions.

        Section 203 of the Delaware General Corporation Law.    In general, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with anyone who owns at least 15% of its common stock. This prohibition lasts for a period of three years after that person has acquired the 15% ownership. The corporation may, however, engage in a business combination if it is approved by the Board before the person acquires the 15% ownership or later by the Board and two-thirds of the stockholders of the public corporation.

Forward-Looking Statements

        Some of the information in this prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be found throughout this prospectus, particularly under the headings, "Risk Factors" and "Dividend Policy," among others, as well as in the information incorporated by reference in this prospectus. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. We do not intend to update the forward-looking statements included in this prospectus. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider carefully the statements under the heading "Risk Factors" above and in other sections of this prospectus, as well as in the information incorporated by reference, which describe additional factors that could cause our actual results to differ from the expectations expressed in the forward-looking statements.

Use of Proceeds

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering.

Common Stock Market Price Data

        Our common stock trades publicly on the NYSE under the symbol "MWY." The following table shows the high and low closing sale prices of our common stock for the periods indicated as reported on the NYSE:

Calendar Period	High	Low
2000
Third Quarter	$9.88	$6.50
Fourth Quarter	9.00	6.38
2001
First Quarter	$7.85	$6.77
Second Quarter	18.50	6.69
Third Quarter	17.00	10.91
Fourth Quarter	17.00	12.02
2002
First Quarter	$15.02	$10.44
Second Quarter	14.22	8.30
Third Quarter	8.12	3.85
Fourth Quarter	7.22	3.89
2003
First Quarter	$4.62	$2.95
Second Quarter	4.22	3.14
Third Quarter	3.82	2.10
Fourth Quarter (through November 20, 2003)	3.26	2.62

        On November 20, 2003, there were approximately 1,050 holders of record of our common stock.

Dividend Policy

        We have never paid cash dividends on our common stock. In addition, under our agreements with our bank and with some of the selling stockholders, we are prohibited from paying cash dividends on our common stock. We plan to retain any earnings to fund the operation of our business.

Selling Stockholders

        We are registering a total of 9,317,886 shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. On October 14, 2003, we sold these shares to 12 accredited investors in a private placement. The purpose of the private placement was to raise funds for working capital purposes as well as to finance inventory and receivables. We agreed to register the shares of common stock for sale by the selling stockholders.

        Except for their ownership of our securities, or as described in the table below, the selling stockholders have not had any material relationship with us within the past three years.

        The selling stockholders noted as such in the table below have advised us that they are affiliates of registered broker-dealers. The selling stockholders have all advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares offered by this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. In addition, each of the selling stockholders has advised us that:

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  it purchased the shares in the ordinary course of business; and

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  at the time of the purchase of the shares to be resold, it had and will have no agreements or understandings, directly or indirectly, with any person to distribute the shares.

        The table below identifies the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of October 27, 2003, except as discussed in the footnotes below the table. The amount shown assumes that each selling stockholder beneficially owns the full number of the shares of our common stock issuable upon (a) conversion of all of our preferred stock that they own or have the right to acquire and (b) exercise all of our warrants that they own. However, none of the selling stockholders is required to convert or exercise any of those securities.

        The third column lists the number of shares of common stock being offered by each selling stockholder through this prospectus. The fourth and fifth columns assume the sale of all of the shares offered by each selling stockholder in this offering and, with respect to some of the selling stockholders, the offerings listed in footnote 4 to the table below. The selling stockholders may sell all, some or none of their shares included in this prospectus.

Name of each selling stockholder	Amount and Nature of Beneficial Ownership		Shares to be Sold(1)	Shares Beneficially Owned After Offering(2)		Percent of Class Beneficially Owned After Offering(2)
Columbia Ventures Corp.	132,077		132,077	0		0
Cranshire Capital, L.P.	94,345		94,345	0		0
Deephaven Small Cap Growth Fund, LLC**	184,997		184,997	0		0
Mainfield Enterprises Inc.	660,378		660,378	0		0
Master Small Cap Value Trust**	3,339,106		2,953,006	386,100		*
Merrill Lynch Variable Series Funds, Inc. Small Cap Value V.I. Fund**	714,500		631,900	82,600		*
Portside Growth and Opportunity Fund**	8,925,164	(3)(4)	1,622,643	0	(4)	0	(4)
Richard D. White(5)	133,574	(6)	37,736	95,838		*
S.A.C. Capital Associates, LLC	2,368,833		981,933	1,386,900		2.5%
SF Capital Partners Ltd.**(7)	188,680		188,680	0		0
Smithfield Fiduciary LLC**	7,749,962	(4)(8)	1,622,643	0	(4)	0	(4)
Weiss, Peck & Greer Investments, a division of Robeco USA, LLC**	207,548		207,548	0		0

*
Less than 1%.

**
This selling stockholder has advised us that it is an affiliate of a registered broker-dealer.

(1)
Represents the maximum number of shares that could be sold under this prospectus. Each selling stockholder will determine the number of shares to be sold by that holder and if or when it will sell.

(2)
Based on 55,912,196 shares of common stock outstanding as of November 24, 2003. The full number of shares of common stock issuable upon (a) conversion of our preferred stock that a selling stockholder owns or has the right to purchase or (b) exercise of our warrants or options that the selling stockholder holds that are exercisable or will be exercisable within 60 days are deemed to be outstanding with respect to the calculation of that selling stockholder's percent of class, except as described in footnote 4 below. The table assumes that the selling stockholders sell all of their shares being offered under this prospectus.

(3)
Includes 4,794,521 shares of common stock underlying our Series D preferred stock, 570,500 shares of common stock underlying the associated warrants, 1,562,500 shares of common stock underlying the additional Series D preferred stock that this investor has the right to purchase and 375,000 shares of common stock underlying warrants associated with our Series B preferred stock. Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Each of Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the securities held by Portside.

(4)
Under the terms of our preferred stock and warrants, this holder may not convert preferred stock or exercise warrants to the extent that the conversion or exercise would cause the selling stockholder to own more than 4.99% of the shares of our common stock outstanding following such conversion or exercise. The number of shares shown in the second column does not reflect this limitation. The amounts "Beneficially Owned After Offering" assume that this holder also sells all of its shares being offered under the prospectus that is a part of a separate registration statement on Form S-3 (File No. 333-110147) and, with respect to Smithfield Fiduciary LLC, the separate registration statements on Form S-3 (File Nos. 333-63642 and 333-69768). Until June 2005, this holder, together with the other holders of our preferred stock, have the right to purchase a total of up to one third of any securities that we offer on the same terms as we offer them to any other purchasers. This right does not apply in the case of underwritten public offerings, issuances at or above the prevailing market price to investors for a primary purpose other than to raise capital, or offerings under the company's benefit plans and in other specified instances.

(5)
Mr. White has been a director of Midway since 1996.

(6)
Includes 95,838 shares of common stock underlying options.

(7)
Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro"), acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares owned by SF Capital Partners Ltd.

(8)
Includes 3,424,658 shares of common stock underlying our Series D preferred stock, 407,500 shares of common stock underlying the associated warrants, 1,115,000 shares of common stock underlying the additional Series D preferred stock that this investor has the right to purchase and 1,180,161 shares of common stock underlying warrants associated with our Series B preferred stock. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

Plan of Distribution

        The shares of common stock to be sold in this offering have been listed on the NYSE, subject to official notice of issuance.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

  (1)
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

  (2)
  in the over-the-counter market,

  (3)
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

  (4)
  through the writing of options, whether such options are listed on an options exchange or otherwise,

  (5)
  through the settlement of short sales,

  (6)
  privately negotiated transactions,

  (7)
  a combination of any such methods of sale, and

  (8)
  any other method permitted under applicable law.

        In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        This prospectus may not be used by any pledgee, transferee or other successor in interest to sell shares of common stock unless and until this prospectus has been amended or supplemented to include information about the pledgee, transferee or other successor in interest under the heading "Selling Stockholders" and any information about the plan of distribution by any pledgee, transferee or successor which varies materially from the description in this prospectus under the heading "Plan of Distribution."

        The selling stockholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

        We do not know whether any selling stockholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this prospectus forms a part.

        The selling stockholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have advised us that they are aware that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders, and they have advised us that they intend to comply with those rules.

        We will pay all expenses of the registration of the shares of common stock under the securities purchase agreement, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the selling stockholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $80,000.

        We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the securities purchase agreement, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related securities purchase agreement or we will be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

        Each share of common stock is sold together with stock purchase rights under our Rights Agreement with the Bank of New York, as rights agent. These rights are described in a registration statement on Form 8-A/A, Amendment No. 4 (File No. 001-12367), which we filed with the SEC on October 16, 2003. See "Documents Incorporated by Reference" below.

Legal Matters

        The validity of the issuance of the shares offered by this prospectus will be passed upon by our counsel, Shack Siegel Katz & Flaherty P.C., New York, New York. As of November 25, 2003, shareholders of Shack Siegel Katz & Flaherty P.C. hold a total of 3,750 shares of common stock and options to purchase 85,000 shares of our common stock.

Experts

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

        We have filed a registration statement on Form S-3 with the SEC in connection with this offering (File No. 333-110146). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site found at "http://www.sec.gov" and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. The SEC's Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

Documents Incorporated by Reference

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we are disclosing important information to you without restating that information in this document. Instead, we are referring you to the documents listed below, and you should consider those documents to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and the documents listed below.

        We incorporate by reference into this prospectus the documents listed below and all documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including exhibits, until this offering is terminated:

  •
  our annual report on Form 10-K for the year ended December 31, 2002;

  •
  our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

  •
  our current reports on Form 8-K filed January 31, 2003, February 7, 2003, February 21, 2003, April 30, 2003, May 2, 2003, May 7, 2003, May 19, 2003, July 21, 2003, July 30, 2003, October 15, 2003, October 21, 2003 and October 30, 2003;

  •
  the description of our common stock and accompanying rights contained in our registration statement on Form 8-A/A, Amendment No. 4 (File No. 001-12367) filed on October 16, 2003;

  •
  Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2002;

  •
  Amendment No. 1 to our Form 8-K/A filed February 21, 2003;

  •
  Amendment No. 1 to our Form 8-K/A filed April 30, 2003; and

  •
  Amendment No. 1 to our quarterly report on Form 10-Q/A for the fiscal quarter ended June 30, 2003.

        We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:

  Midway Games Inc.
  2704 West Roscoe Street
  Chicago, IL 60618
  Attention: Deborah K. Fulton, General Counsel
  Telephone: (773) 961-2222

        You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

QuickLinks

MIDWAY GAMES INC.
Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Common Stock Market Price Data
Dividend Policy
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Documents Incorporated by Reference